UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ASTRIS ENERGI INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

045913100

(CUSIP Number)

Atul Sabharwal

ACME Global Inc.

5 Marway Circle

Rochester, NY 14624

585-426-3222

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Schedule 13D previously filed by Acme Global, Inc. (“ACME”) with the Securities and Exchange Commission on March 27, 2007 as amended by Amendment No. 1 to the Schedule 13D filed April 19, 2007 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed May 2, 2007 (“Amendment No. 2”), each relating to the common stock, no par value (the “Common Stock”), of Astris Energi Inc. (the “Issuer”). Capitalized terms defined in the Schedule 13D are used herein with the same meaning.

Except as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

MKU Canada Inc., a corporation formed under the laws of the Province of Ontario, Canada (“MKU”) and the affiliate of ACME and Green Shelters Innovations Ltd., an entity formed under the laws of the Republic of Cyprus, entered into an Asset Purchase Agreement (the “APA”) with the Issuer and 2062540 Ontario, Inc., a corporation formed under the laws of the Province of Ontario, Canada and a wholly-owned subsidiary of the Issuer, dated June 5, 2007, whereby MKU intends to acquire substantially all of the Issuer’s assets (the “Acquisition”). The consummation of the Acquisition (the “Closing”) is subject to a number of conditions, including receipt of approval of the shareholders of the Issuer. Upon the fulfillment of all the conditions to the Closing, MKU shall deliver to the Issuer:

(i) US$3,064,373 in cash (the “Cash Purchase Price”);

(ii) an executed consent by GSI pursuant to which GSI agrees to grant to the Issuer a 30-day right and option (the “Option”) to purchase for US$1.00 all or any portion of the 4,248,750 shares of Common Stock issued to GSI on March 16, 2007 and any other shares of Common Stock acquired by GSI prior to Closing;

(iii) evidence of the cancellation of the secured convertible debentures of the Issuer held by ACME in the principal amounts of US$1,225,000 and CA$ 380,000; and

(iv) evidence of the cancellation of the secured convertible promissory note dated April 30, 2007 issued by the Issuer in favor of GSI with a maximum principal amount of US$600,000.

If the Acquisition is consummated and the Issuer exercises the Option within 30 days following the Closing, neither ACME, GSI nor MKU will have any interest in, or right to, securities of the Issuer, including without limitation, the Common Stock, except the Warrants.

The description of the APA contained in this Item 4 is qualified in its entirety by reference to the APA itself, a copy of which is filed as an exhibit to this Amendment No. 3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(c)           Other than as disclosed in the Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, none of ACME, GSI, MKU nor any executive officer or director named on Schedule A to the Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

As described in Item 4, pursuant to the APA securities of the Issuer held by ACME and/or GSI may be cancelled and/or repurchased by the Issuer upon the Closing.

The description of the APA contained in this Item 6 is qualified in its entirety by reference to the APA itself, a copy of which is filed as an exhibit to this Amendment No. 3 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 2.1	Asset Purchase Agreement
Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007

ACME GLOBAL INC.
By:	/s/ Atul Sabharwal
Name:	Atul Sabharwal
Title:	President

GREEN SHELTERS INNOVATIONS LTD.
By:	/s/ Manoj Upadhyay
Name:	Manoj Upadhyay
Title:	Director

MKU CANADA INC.
By:	/s/ Atul Sabwarhal
Name:	Atul Sabwarhal
Title:	President

EXHIBIT INDEX

Exhibit	Description
Exhibit 2.1	Asset Purchase Agreement by and among MKU Canada Inc., Astris Energi, Inc. and 206254 Ontario, Inc.
Exhibit 99.1	Joint Filing Agreement